Exhibit (a)(5)

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC. COMMENCES

TENDER OFFER FOR ITS PREFERRED SHARES

CHICAGO, May 3, 2012 -- Duff & Phelps Utility and Corporate Bond Trust Inc. (NYSE: DUC), a registered closed-end diversified management investment company (the “Fund”) advised by Duff & Phelps Investment Management Co., has announced today that it commenced a voluntary tender offer to purchase for cash Auction Market Preferred Shares, Series TH7, par value $0.01 per share, of the Fund (“Series TH7 AMPS” or the “Preferred Shares”), having an aggregate liquidation preference of up to $47,500,000 (excluding accrued and unpaid dividends, fees and expenses) (the “Maximum Tender Amount”).

The Fund’s tender offer will expire on June 4, 2012, at 5:00 p.m. Eastern time. If the offer is extended beyond June 4, 2012, another press release will be issued to provide notification of the extension.

The Fund is offering to purchase its outstanding Preferred Shares at a price equal to $24,000 per share of Series TH7 AMPS, equal to 96% of the $25,000 liquidation preference per share of Series TH7 AMPS. Holders of Preferred Shares will also be entitled to receive any unpaid dividends accrued to, but not including, the expiration date of the tender offer.

If more Preferred Shares are validly tendered, and not validly withdrawn, for purchase pursuant to the tender offer than the Maximum Tender Amount, the Fund will accept tendered shares on a pro-rata basis upon the terms and subject to the conditions described in the Fund’s tender offer materials.

Additional terms and conditions of the tender offers are set forth in the Fund’s tender offer materials, which will be distributed to holders of Preferred Shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and are available free of charge at the SEC’s website at www.sec.gov and on the Fund’s website at www.ducfund.com (click on Tender Offer). Holders of Preferred Shares should read the Fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits as the documents contain important information about the Fund’s tender offer. The Fund will also make available, without charge, the offer to purchase and the letters of transmittal.

Any questions about the tender offers can be directed to AST Fund Solutions, LLC, the Fund’s information agent for its tender offer, at (212) 400-2605.

Duff & Phelps Utility and Corporate Bond Trust Inc. is a registered closed-end diversified management investment company whose primary investment objective is high current income consistent with investing in securities of investment grade quality. The Fund seeks to achieve its objectives by investing substantially all of its assets in a diversified portfolio of utility income securities, corporate income securities, mortgage-backed securities and asset-backed securities. For more information, visit www.ducfund.com or call (800) 338-8214.

Duff & Phelps Investment Management Co. has more than 28 years of experience managing investment portfolios, including institutional separate accounts and open- and closed-end funds investing in utilities, infrastructure and real estate investment trusts (REITs). For more information, visit www.dpimc.com.

Duff & Phelps is a subsidiary of Virtus Investment Partners (NASDAQ: VRTS), a multi-boutique asset manager with $34.6 billion under management as of December 31, 2011. Virtus provides investment management products and services to individuals and institutions through a multi-manager asset management business, comprising a number of individual affiliated managers, each with a distinct investment style, autonomous investment process and individual brand. Additional information can be found at www.virtus.com.

The information in this communication is not complete and may be changed.

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, neither the Fund nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.